March 22, 2012

Thomas Loftus, Esq.
John Hancock Financial Services
601 Congress Street
Boston, MA 02210-2805

> RE: Manulife Financial Corporation / John Hancock Life Insurance Company
> (U.S.A.):
> Initial Joint Registration Statement filed on Form F-3
> File No. 333-179261 / 333-179261-01

Dear Mr. Loftus:

The staff reviewed the above-referenced initial registration statements, which the Commission received on January 31, 2012. We have given the registration statement a full review. Based on our review, we have the following comments.

1.   Please confirm and explain to the staff the basis for eligibility by the registrants to file on Form F-3.

2.   Facing Sheet

Please delete the "$1.00" provided under "Proposed maximum aggregate offering price" and insert an appropriate value.

3.   Front Cover Page

a.   Please confirm that the disclosure provided on the front cover page is limited to one page; otherwise, please revise accordingly. Item 501(b) of Regulation S-K per Item 1 of Form F-3.

b.   Please insert a cross-reference to the risk factors sections including the page number. Item 501(b)(5) of Regulation S-K per Item 1 of Form F-3.

c.   Given that the contract will be sold through two distribution channels, please confirm that the principal underwriter will be the same for both. If not, please add identity of second principal underwriter in last sentence of first paragraph.

4.   Table of Contents

Please include a specific listing for a risk factors section, Item 502(a) of Regulation S-K per Item 2 of Form F-3, and add such a section as required by Item 503(c) of Regulation S-K per Item 3 of Form F-3.

5.   The first paragraph on page 1 refers to a change from Canadian GAAP to IFRS, and the last sentence of the third paragraph explains where to find out more about the differences between Canadian GAAP and U.S. GAAP.

Therefore, for more complete disclosure, please describe the differences between IFRS and U.S. GAAP or where such information may be found.

6.   Overview (page 4)

a.   Please provide the complete mailing address and telephone number of the registrants' principal executive offices as required by Item 503(b) per Item 3 of Form F-3.

b.   The example on page 4 is limited and any examples should be provided in the fuller discussion of the Guarantee Periods rather than the summary portion of the prospectus.

Therefore, please move the example to "Accumulation Provisions" beginning on page 9. In addition, please illustrate how the Guarantee Periods work by providing values for the Purchase Payment, and the lengths of and hypothetical interest rates for the Guarantee Periods used in the example.

c.   At the end of "Retirement Plans" on page 4, please also include parallel disclosure with respect to the fact that a Qualified Plan also provides the tax deferral benefits of an annuity, *e.g.*, last two sentences under "Tax Deferral" on page 6.

Please also add the same disclosure to the first paragraph under "Eligible Plans" on page 9.

d.   In the paragraph preceding "How does my Account Value grow?" on page 5, please add at the end of the last sentence that the amount returned may still be subject to income tax and a 10% penalty tax as provided in the last sentence of last paragraph under "Purchase Payment" on page 9.

     e.   Under "Market Value Adjustment" on page 5, please revise when a Market Value Adjustment may occur to be consistent with its definition in the glossary on page 3, *i.e.*, on any date other than the 30-day period after the expiration of a Guarantee Period.

     Please also revise other applicable disclosure as necessary, *e.g.*, first paragraph under "Adjustments and Charges Upon Withdrawals" on page 17.

7.   **Subsequent Guarantee Periods (page 10)**

     Please confirm whether the revisions to the bolded sentence in the first paragraph reflect a procedural change in how the Guarantee Periods work. If so, please provide an example. If not, please retain the original wording of the bolded sentence.

8.   **Impact of Divorce (page 11)**

     For clarity, please confirm and disclose whether the Market Value Adjustment will also be applicable.

9.   **Death Benefit Before Maturity Date (page 12)**

     Please expand on what is meant by the last sentence of the second to last paragraph appearing on page 13 ("We receive a benefit from all amounts left in the JHSAA").

10.   **Annuity Provisions (page 13)**

     a.   Please include the substance of footnote 1 on page 13 in the body of the prospectus.

     b.   Please disclose the minimum monthly payment references in the third paragraph under "General" and the second to last paragraph under "Annuity Options.'

     c.   Please clarify what is meant by the last paragraph under "Annuitant" at the top of page 16.

11.   **Charges, Deductions and Adjustments (page 17)**

     a.   It is very confusing to read the introductory narrative preceding "Free Withdrawal Amount" because it initially describes the Market Value Adjustment in detail and then without any real transition, refers suddenly to a detailed aspect of the imposition of withdrawal charges in the second to last paragraph.

Therefore, please revise the introduction to be more of a summary and leave the details regarding the charges to their respective sections.

b. The carve out for withdrawal charges in Florida in the paragraph following the bullet point list in the introductory narrative and also at the end of Appendix B appears superfluous as there are no withdrawal charges applicable after the tenth contract anniversary for any contract in any Guarantee Periods.

c. Please clarify what is meant by item "(c)" under "Free Withdrawal Amount."

d. In the definition of "j" under "Market Value Adjustment Factor" appearing on page 18, please clarify the clause stating the "for durations equal to the time remaining" so the reader knows that it is referring to durations of the Guarantee Periods available at the time of the withdrawal or annuitization that are equal to the time remaining in the current Guarantee period (the one form which a withdrawal is being made).

e. Please disclose "k – the adjustment factor" under "Market Value Adjustment Factor" in the discussion of contract risks and include disclosure explaining the impact it has on the Market Value Adjustment.

f. Please bold the third to last paragraph under "Market Value Adjustment Factor."

g. Please correct the reference to "free withholding amount" in the first paragraph under "Withdrawal Charge" on page 18, *i.e.*, it should be "free withdrawal amount?"

h. Based on the description of the free withdrawal amount on page 17, please consider revising "Step 4" to EXAMPLE 1 on page 20 to reflect that the Market Value Adjustment and withdrawal charge are subtracted from $16,000 and then $800 (free withdrawal amount) is added to equal the net amount payable.

Moreover, in the narrative description of the Market Value Adjustment and withdrawal charges, please make it clear that both apply to the same Gross Withdrawal Amount minus the free withdrawal amount.

12. **The MFC Subordinated Guarantee (page 25)**

a. The last sentence of the third paragraph refers to making payments to the "holders of the Contracts." Therefore, for clarity, please revise the use of the reference to "his" to relate to such "holders" if applicable.

b. On page 27, MFC incorporates by reference various documents. Please explain to the staff the basis for omitting Form 20-F as required by Item 6(a).

In addition, please note that based on the anticipated effective date of the filing, the staff expects that all documents incorporated by reference will be updated to reflect those most recently filed. This applies to the "Experts" section on page 37 as well.

c. Please provide the disclosure required by Item 6(d).

PART II

13. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

14. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Staff Attorney
Office of Insurance Products